

September 9, 2022

Ross DiMaggio
Chief Financial Officer
AmeriCrew Inc.
21 Omaha Street
Dumont, NJ 07628

> **Re: AmeriCrew Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 22, 2022**
> **File No. 000-56176**

Dear Mr. DiMaggio:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Evaluation of Disclosure Controls and Procedures, page 54

1. Please amend your filing to include management's conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2021, as required by Item 307 of Regulation S-K.

Index to Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

2. Please revise the "Common stock" line item caption to disclose 290,340 shares outstanding at December 31, 2020, consistent with your stockholders' equity presentation on page F-5. Also consistent with page F-5, please change here the "Total Stockholders'

(deficit) equity" balance at December 31, 2021 from ($2,520,475) to ($2,381,222).

Consolidated Statements of Operations, page F-4

3.   We note that cost of revenue excludes all depreciation, resulting in your presentation of income in the form of "gross profit" before depreciation expense. Please revise to remove "gross profit" and relabel "cost of revenue" to "cost of revenue, exclusive of depreciation shown separately below," as required by SAB Topic 11.B. Likewise, please revise your disclosures on page 49 of MD&A to remove all discussion of gross profit margin measures and related trends. Similarly, this comment applies to your March 31, 2022 and June 30, 2022 Form 10-Qs.

4.   Please insert the "operating (loss) income" subtotal amounts consistent with Rule 4-03(a) of Regulation S-X.

5.   We note your disclosure on page F-18 that all preferred stock converted into common stock on December 21, 2021, or 15,474,084 more common shares added to the existing 290,340 common shares outstanding for all of fiscal 2021. Given these facts and the guidance in ASC 805-40-45-4, please tell us how you calculated 1,943,735 weighted-average common shares outstanding in computing loss per share for fiscal 2021. This comment also applies to all comparative 2021 interim periods included in the unaudited condensed consolidated statements of operations of your March 31, 2022 and June 30, 2022 Form 10-Qs. In all instances, you reported 15,764,424 weighted-average common shares outstanding for each 2021 interim period.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

6.   Since it appears the 2021 recapitalization did not generate any equity cash proceeds, please explain your allocation of $282,450 of recapitalization expenses to equity as a charge against additional paid-in capital, and cite the relevant accounting guidance.

Consolidated Statements of Cash Flows, page F-6

7.   Please revise your statement of cash flows for the year ended December 31, 2020 to reconcile from net income of $418,917 as presented on page F-4 to net cash provided from operating activities of $644,213. Similarly, this comment applies to the unaudited cash flow statement for the six months ended June 30, 2021 on page 6 of your June 30, 2022 Form 10-Q. We refer you to ASC 230-10-45-2.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Condensed Consolidated Statements of Stockholders' Deficit (Unaudited), page 5

8.   We note that unaudited condensed consolidated statements of stockholders' deficit were not provided for all periods presented on the income statement on page 4, as required in Rule 8-02 of Regulation S-X and/or guidance for interim financial statements outlined in Rule 8-03(a)(5) of Regulation S-X. The same observation applies to page 5 of your

March 31, 2022 Form 10-Q. Please amend both 10-Q filings accordingly.

<u>Condensed Consolidated Statements of Cash Flows (Unaudited), page 6</u>

9.   We note that the net operating cash flow total for the current interim period should be negative $1,707,973. Please revise and on page 18 also revise the related discussion of period-over-period change in cash flows used by operating activities.

<u>Exhibits</u>

10.   We could not locate Exhibits 31.1, 31.2, and 32.1 required by Item 601 of Regulation S-K. Please amend your filing to include them.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Shannon Menjivar, Accounting Branch Chief at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction